Exhibit 3.5

CERTIFICATE OF DESIGNATION, PREFERENCES, RIGHTS AND
OTHER RIGHTS OF
SERIES D PREFERRED STOCK OF GENESIS GROUP HOLDINGS, INC.

Pursuant  to Section  151 of the General Corporation  Law of the State  of Delaware, the undersigned  Secretary of GENESIS GROUP HOLDINGS,  INC.  (the  “Corporation”), a corporation organized and existing under the laws of the State of Delaware, DOES HEREBY CERTIFY that  pursuant to the authority contained in the Corporation's Certificate of Incorporation, as amended, and in accordance with the provisions of the resolution creating a series of the class of the Corporation's authorized Preferred Stock as designated as Series  D Preferred Stock as follows:

FIRST:  The Certificate of Incorporation, as amended, of the Corporation  authorizes the issuance of 500,000,000  shares of common stock, $0.0001 par value per share, and 50,000,000 shares of  preferred  stock,  par value  $0.0001  per share,  and further  authorizes  the  Board  of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the unissued shares of preferred stock not then allocated to any series into one or more and, without limiting the generality of the foregoing, to fix and determine the designation  of each such share, the number of shares which shall constitute such and certain preferences, limitations and relative rights of the shares of each series so established.

SECOND:   By unanimous written consent of the Board of Directors of the Corporation dated December 31, 2011, the Board of Directors have designated  1000, shares of the preferred stock as Series D Preferred Stock. The designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in respect of the Series D Preferred Stock shall be as hereinafter described.

THIRD:  Article Four1h of the Certificate of Incorporation of the Corporation  is amended to include the following:

Series D Preferred Stock

The Corporation  shall designate a series of preferred stock, consisting of 1000 shares, with stated value of $1000 per share, as Series D Preferred Stock (the “Series  D”), which shall have the following designations, rights and preferences:

1.         Dividends. The holders of the outstanding Series D Preferred shall be entitled  to receive, when, as and if declared  by the Board  of Directors  of the Corporation out of funds legally available therefore, cumulative dividends at the annual rate of 10% of the Stated Value per share of the Series D Preferred. Such dividends shall be payable in cash or stock, Quarterly in arrears beginning  March 31, 2012 (each  of such dates being a “Dividend  Payment  Date”). Such dividends shall accrue on each such share commencing on the date of issue, and shall accrue from day to day, whether or not earned or declared.  Such dividends shall be cumulative so that if such dividends in respect of any previous monthly dividend period shall not have been paid on or declared and set apart for all shares of Series D Preferred at the time outstanding, the deficiency shall be fully paid on or declared and set apart for such shares before the Corporation makes any distribution  (as hereinafter  defined) to the holders of Common Stock.   Accrued but unpaid dividends shall not bear interest. “Distribution” in this Section means the transfer of cash or property without consideration, whether by way of  dividend or otherwise (except a dividend in shares of the Corporation) or the purchase or redemption of shares of the Corporation for cash or  property (except for an exchange of shares of the Corporation or shares acquired by the Corporation from employees pursuant to the terms of any employee incentive plan, agreement or arrangement) including any such transfer, purchase or redemption by a subsidiary of the Corporation.  The time of any distribution by way of dividend shall be the date of declaration thereof and the time of any distribution by purchase or redemption of shares shall be the day cash or property is transferred by the Corporation, whether or not pursuant to a contract of an earlier date; provided that where a negotiable debt security is issued in exchange for shares the time of the distribution is the date when the Corporation acquires the shares in such exchange.

2.         Conversion. At the option of the Company, Series D shares shall be converted into the Corporation's Common Stock, par value $0.0001 per share (the “Common Stock”), at any time the market capitalization of the Company's Common Stock exceeds $15 million or the shares of Common Stock are trading at a per share price in excess of $.35 a share for a 10-day trading period. The number of shares of Common Stock shall be calculated by dividing the face value of the Series D shares by the closing price of the Common Stock on the last business date preceding written notice by the Corporation to the holders of its Series D shares of the Corporation's decision to convert.

a.           Mechanics of Conversion. The conversion of the shares of the Series D shall be conducted in the following manner:

  i.           Holder's  Delivery  Requirements. To  convert  the  shares of  the Series D into shares of Common Stock on any date (the “Conversion Date”), the Company shall (A) transmit by facsimile (or otherwise deliver) for receipt on or prior to 11:59 p.m., Eastern Standard Time on such date, a copy of a fully executed notice of conversion (the “Conversion Notice”) to the Corporation's  designated transfer agent (the “Transfer Agent”)  with a copy thereto to the Holder and (b) request that the Holder surrender to a common carrier for delivery to the Company at such time the original certificates representing the shares of the Series D being converted (or a provide a letter attesting to their loss, theft or destruction with respect to such shares in the case of their loss, theft or destruction) (the “Series D Certificate”), duly endorsed for transfer.

3.        Redemption. The shares of the Series D are not redeemable.

4.        Voting Rights. The Series D shares carry no Voting Rights.

5.        Liquidation, Dissolution, Winding-Up. Upon any Sale, liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the Holders of the shares of the Series D shall be entitled, after any distribution or payment is made upon any shares of capital stock of the Corporation having a liquidation preference senior to the Series D but before any distribution or payment is made upon any shares of Common Stock or other capital stock of the Corporation having a liquidation preference junior to the Series D, to be paid in cash the sum of $1000.00 per share. (the “Liquidation Preference Price”). If upon such liquidation, dissolution or winding up, the assets to be distributed among the Series D Holders and all other shares of capital stock of the Corporation having the same liquidation preference as the Series D shall be insufficient to permit payment to said holders of such amounts, then all of the assets of the Corporation then remaining shall be distributed ratably among the Series D Holders and such other capital stock of the Corporation having the same liquidation preference as the Series D, if any. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after provision is made for Series D Holders and all other shares of capital stock of the Corporation having the same liquidation preference as the Series D, if any, then-outstanding as provided above, the holders of Common Stock and other capital stock of the Corporation having a liquidation preference junior to the Series D shall be entitled to receive ratably all remaining assets of the Corporation to be distributed. If assets other than cash are distributed pursuant to this Section, the valuation of such assets will be made by the Board of Directors acting in good faith.

6.        Reservation of Common Stock. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Common Stock or its treasury shares of Common Stock, solely for the purpose of issuance upon the conversion of the Series D the maximum number of shares of Common Stock as then could be issuable upon the conversion of all then outstanding shares of the Series D. All shares of Common Stock which are issuable upon conversion of the Series C in accordance with this Certificate of Designation will, when so issued, be duly authorized, validly issued, fully paid and non-assessable. The Corporation will take all action that may be necessary to assure that all shares of Common Stock issuable upon such conversion may be so issued without violation of any law, regulation or agreement applicable to the Corporation.

7.        Fractional Shares. No fractional shares shall be issued upon the conversion of any share or shares of the Series D. All shares of Common Stock (including fractions  thereof) issuable upon conversion of more than one share of the Series D by a Holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors).

8.        No Preemptive Rights. No Series D Holder shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class.

9.        Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Certificate of Designation shall be cumulative and in addition to all other remedies available under this Certificate of Designation, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy, and nothing herein shall limit a Holder's right to pursue actual damages for any failure by the Corporation to comply with the terms of this Certificate of Designation.

10.      Charges.   The issuance of certificates representing Common Stock upon conversion of the Series D as hereinabove set forth shall be made without charge for any expense or issuance tax in respect thereof, provided that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer  involved in the issuance and delivery of any certificate in a name other than that of the holder of shares converted.

11.      Specific  Shall   Not  Limit  General.   No  specific   provision   contained   in  this Certificate of Designation shall limit or modify any more general provision contained herein.

IN WITNESS  WHEREOF,  the Corporation  has ad this Certificate  of Designation to be duly executed by its Corporate Secretary as of this 20th day of February 2012.

GENESIS GROUP HOLDINGS, INC.

By:	/s/ Lawrence Sands
Name:	Lawrence Sands
Title:	Corporate Secretary